F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
     no longer subject                       OMB Number                3235-0287
     to Section 16                           Expires:          December 31, 2001
                                             Estimated ave. burden
                                             hours per response _____        0.5

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

----------------------------------------------------------------------------------------------------------------------------
1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)

                                          Probex Corp. (PRB)

Rampacek                Charles     M.                                05/2002            X  Director      10% Owner
---------------------------------------  -----------------------    -----------------   ---           ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for   X  Officer       Other
                                              of Reporting Person        Month/Year     ---           ---
                                              (Voluntary)                               (Give title   (specify below)
                                                                                           below)

15510 Wright Brothers Drive                                                             President & Chief Executive Officer
---------------------------------------------------------                               ------------------------------------
     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Addison                  TX             75001                            (Month/Year)         Line)
--------------------------------------------------------
     (City)                (State)          (Zip)                                              X   Form filed by One
                                                                                              ---  Reporting Person

                                                                                                   Form filed by More
                                                                                               --- than One Reporting
                                                                                                   Person

---------------------------------------------------------------------------------------------------------------------------
 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------

1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    --------------------------------------------------
                                                                                                          (A)
                                                                          Code    V        Amount         (D)  Price


-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------


5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)                              (Inst. 4)



---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


----------------------------------------------------------------------------------------------------------------------------
             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
----------------------------------------------------------------------------------------------------------------------------
1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

Warrant                                           $0.75                  5/22/02                     A(1)
------------------------------------------     --------------------    ----------------          ---------------------------
Warrant                                           $1.579                 4/30/02                     D(2)  V
------------------------------------------     --------------------    ----------------          ---------------------------
Warrant                                           $0.75                  4/30/02                     A(2)  V
------------------------------------------     --------------------    ----------------          ---------------------------
Warrant                                           $1.243                 4/30/02                     D(3)  V
------------------------------------------     --------------------    ----------------          ---------------------------
Warrant                                           $0.75                  4/30/02                     A(3)  V
------------------------------------------     --------------------    ----------------          ---------------------------




5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

----------------------------------------------------------------------------------------------------------------------------
       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

  26,250                                      5/22/02      5/22/07              Common Stock        26,250
-----------------  -----------------        ------------  -------------         --------------    --------------------------
                    33,750                    5/01/01      4/30/06              Common Stock        33,750
-----------------  -----------------        ------------  -------------         --------------    --------------------------
  33,750                                      5/01/01      4/30/06              Common Stock        33,750
-----------------  -----------------        ------------  -------------         --------------    --------------------------
                     7,500                    10/01/01     4/30/06              Common Stock         7,500
-----------------  -----------------        ------------  -------------         --------------    --------------------------
   7,500                                      10/01/01     4/30/06              Common Stock         7,500
-----------------  -----------------        ------------  -------------         --------------    --------------------------



8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

   (1)                            26,250                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
   (2)                                 0                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
   (2)                            33,750                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
   (3)                                 0                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
   (3)                             7,500                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
Explanation of Responses:

Note:


(1)  Issued as consideration for extensions of obligations of the Registrant.
(2) The reported transactions involved the application of ratchet pricing provisions contained in the warrant originally granted on May 1, 2001, which automatically reduces the exercise price of the warrant upon the occurrence of certain events. As a result, the transaction is reflected on this Form 4 as a cancellation of the original warrant issued on May 1, 2001, and the grant of a replacement warrant with the adjusted exercise price.
(3) The reported transactions involved the application of ratchet pricing provisions contained in the warrant originally granted on October 1, 2001, which automatically reduces the exercise price of the warrant upon the occurrence of certain events. As a result, the transaction is reflected on this Form 4 as a cancellation of the original warrant issued on October 1, 2001, and the grant of a replacement warrant with the adjusted exercise price.








                                                                                /s/ Charles M. Rampacek          6/10/02
**Intentional misstatements or omissions of facts constitute Federal            -------------------------------- -----------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person     Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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